

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

July 13, 2016

Via E-mail
Graham P. Shuttleworth, Chief Financial Officer
Randgold Resources Ltd.
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier Jersey Channel Islands JE2 4WJ

Re: **Randgold Resources Ltd**
 Form 20-F for the Fiscal Year Ended December 31, 2015
 Filed March 31, 2016
 File No. 000-49888

Dear Mr. Shuttleworth:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining